UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 23, 2020

CAPSTAR FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	001-37886	81-1527911
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 Demonbreun Street, Suite 700 Nashville, Tennessee		37203
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (615) 732-6400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	CSTR	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

ITEM 1.01.	Entry into a Material Definitive Agreement.

On January 23, 2020, CapStar Financial Holdings, Inc., a Tennessee corporation (“CapStar”), entered into an Agreement and Plan of Merger (the “FCB Merger Agreement”) with FCB Corporation, a Tennessee corporation (“FCB”). The FCB Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, FCB will merge with and into CapStar (the “FCB Merger”), with CapStar as the surviving entity in the FCB Merger. As soon as practicable following the FCB Merger, FCB’s wholly owned bank subsidiary, The First National Bank of Manchester, a national banking association (“FNBM”), will merge with and into CapStar’s wholly owned bank subsidiary, CapStar Bank, a Tennessee chartered bank (the “Bank Merger”), with CapStar Bank as the surviving entity in the Bank Merger. The FCB Merger Agreement was approved by the board of directors of each of CapStar and FCB.

Simultaneously with the entry into the FCB Merger Agreement, CapStar and CapStar Bank entered into a Plan of Bank Merger (the “BOW Merger Agreement,” and together with the FCB Merger Agreement, the “Merger Agreements”) with The Bank of Waynesboro, a Tennessee chartered bank (“BOW”). As of January 23, 2020, FCB owns 50.56% of the issued and outstanding shares of common stock, par value $10.00 per share, of BOW (“BOW Common Stock”); other shareholders own the remaining 49.44% of the issued and outstanding shares of BOW Common Stock. The BOW Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, BOW will merge with and into CapStar Bank (the “BOW Merger,” and together with the FCB Merger and the Bank Merger, the “Mergers”), as soon as practicable following the FCB Merger, with CapStar Bank as the surviving bank in the BOW Merger. The BOW Merger Agreement was approved by the board of directors of each of CapStar, CapStar Bank and BOW (in the case of BOW, at the recommendation of a special committee of the board of directors of BOW, comprised only of directors unaffiliated with each of FCB, CapStar and CapStar Bank).

The FCB Merger and the BOW Merger are cross-conditioned on each other, as described more fully below.

FCB Merger Agreement

On the terms and subject to the conditions set forth in the FCB Merger Agreement, at the effective time of the FCB Merger, holders of common stock (the “FCB Common Stock”), par value $10.00 per share, of FCB will collectively have the right to receive, without interest, 2,969,418 shares of voting common stock, par value $1.00 per share, of CapStar (“CapStar Common Stock”) and $21,570,701 in cash, subject to adjustments in accordance with the terms of the FCB Merger Agreement.

The FCB Merger Agreement also provides, among other things, that effective as of the effective time of the FCB Merger, one member of the current board of directors of FCB, FNBM or BOW, selected by FCB in consultation with CapStar, will be appointed to the boards of directors of both CapStar and CapStar Bank.

The FCB Merger Agreement contains customary representations and warranties from both CapStar and FCB, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the FCB Merger Agreement and the effective time of the FCB Merger, and with respect to FCB, its obligation, subject to certain exceptions, to recommend that its shareholders approve the FCB Merger Agreement and the transactions contemplated therein and its non-solicitation obligations relating to alternative acquisition proposals.

The completion of the FCB Merger is subject to the approval of the FCB Merger Agreement by the shareholders of FCB and to other customary conditions, including, among others, (1) the receipt of required regulatory approvals, (2) the absence of any order, decree or injunction enjoining or prohibiting the consummation of the Mergers, the absence of any proceedings initiated by a government entity seeking to enjoin or prohibit the consummation of the Mergers and the absence of law prohibiting or making illegal the consummation of the Mergers, (3) the effectiveness of the registration statement on Form S-4 for the CapStar Common Stock to be issued in the FCB Merger, (4) authorization for listing on the Nasdaq Global Select Market of the shares of CapStar Common Stock to be issued in the FCB Merger, (5) receipt by each party of an opinion from its counsel to the effect that the FCB Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (6) satisfaction or waiver of each of the conditions for the consummation of the BOW Merger (other than the consummation of the FCB Merger). Each party’s obligation to complete the FCB Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the FCB Merger Agreement and (iii) absence of a material adverse effect on the other party. In addition, CapStar’s obligation to complete the FCB Merger is subject to a condition that none of the requisite governmental approvals will contain a requirement or condition that would have or would reasonably be expected to have a material adverse effect to the business, financial condition or results of operations of CapStar (as the entity surviving the FCB Merger) and its subsidiaries, measured on a scale relative to FCB and its subsidiaries, taken as a whole.

BOW Merger Agreement

On the terms and subject to the conditions set forth in the BOW Merger Agreement, at the effective time of the BOW Merger, holders of BOW Common Stock other than CapStar (such shareholders, the “BOW Minority Shareholders”), will collectively have the right to receive, without interest, 664,800 shares of CapStar Common Stock and $4,829,299 in cash, subject to certain adjustments in accordance with the terms of the BOW Merger Agreement. Each share of BOW Common Stock held by CapStar will be converted into the number of shares of CapStar Common Stock equal in value to the per share merger consideration received by the BOW Minority Shareholders.

The BOW Merger Agreement contains customary representations and warranties from each of CapStar, CapStar Bank and BOW, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the BOW Merger Agreement and the effective time of the BOW Merger, and with respect to BOW, its obligation, subject to certain exceptions, to recommend that its shareholders, including the BOW Minority Shareholders, approve the BOW Merger Agreement and the transactions contemplated therein and its non-solicitation obligations relating to alternative acquisition proposals.

The completion of the BOW Merger is subject to the approval of the BOW Merger Agreement by the shareholders of BOW and the BOW Minority Shareholders, and to other customary conditions, including, among others, (1) the receipt of required regulatory approvals, (2) the absence of any order, decree or injunction enjoining or prohibiting the consummation of the BOW Merger, the absence of any proceedings initiated by a government entity seeking to enjoin or prohibit the consummation of the BOW Merger and the absence of law prohibiting or making illegal the consummation of the BOW Merger, (3) the effectiveness of the registration statement on Form S-4 for the CapStar Common Stock to be issued in the BOW Merger, (4) authorization for listing on the Nasdaq Global Select Market of the shares of CapStar Common Stock to be issued in the BOW Merger, (5) receipt by each party of an opinion from its counsel to the effect that the BOW Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (6) completion of the FCB Merger. CapStar’s and CapStar Bank’s obligations, on the one hand, and BOW’s obligation, on the other hand, to complete the BOW Merger are also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other side, (ii) performance in all material respects by the other side of its obligations under the BOW Merger Agreement and (iii) absence of a material adverse effect on the other side. In addition, CapStar’s and CapStar Bank’s obligations to complete the BOW Merger are subject to a condition that none of the requisite governmental approvals will contain a requirement or condition that would have or would reasonably be expected to have a material adverse effect to the business, financial condition or results of operations of CapStar (as the entity surviving the FCB Merger) and its subsidiaries, measured on a scale relative to BOW and its subsidiaries, taken as a whole.

The foregoing descriptions of the Merger Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreements, which are attached hereto as Exhibit 2.1 and Exhibit 2.2 and are incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreements have been made only for purposes of, and were and are solely for the benefit of the respective parties to, the Merger Agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by the schedules to the Merger Agreements and other confidential disclosures made for the purposes of allocating contractual risk among the respective parties to the Merger Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the respective Merger, unless otherwise specified therein, and (2) were made only as of the date of the respective Merger Agreement or such other date as is specified in the applicable Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the applicable Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreements are included with this filing only to provide investors with information regarding the terms of the Merger Agreements, and not to provide investors with any other factual information regarding CapStar, CapStar Bank, FCB, FNBM, BOW, their respective affiliates or their respective businesses. The Merger Agreements should not be read alone, but should instead be read in conjunction with the other information regarding CapStar, CapStar Bank, FCB, FNBM, BOW, their respective affiliates or their respective businesses, the Merger Agreements and the Mergers that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include proxy statements of FCB and BOW and a prospectus of CapStar, as well as in the Forms 10-K, Forms 10-Q and other filings that CapStar makes with the Securities and Exchange Commission (“SEC”).

ITEM 8.01.	Other Events.

Voting and Support Agreements of Certain FCB Shareholders

Concurrently with the execution of the FCB Merger Agreement, each of CapStar and FCB entered into voting and support agreements (the “FCB Voting and Support Agreements”) with all the directors of FCB (in their capacities as shareholders of FCB) and a shareholder of FCB, in which each such person agreed, on the terms and subject to the conditions set forth therein, to vote the shares of FCB Common Stock beneficially owned by him or her (subject to certain adjustments in the case of the directors of FCB (in their capacities as shareholders of FCB)) in favor of the FCB Merger Agreement and against any proposal made in competition with the FCB Merger, as well as to certain other customary restrictions with respect to the voting and transfer of his or her shares of FCB Common Stock. The foregoing description of the FCB Voting and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the FCB Voting and Support Agreements, forms of which for directors of FCB and a shareholder of FCB are included as Exhibit A-1 and Exhibit A-2, respectively, to the FCB Merger Agreement attached hereto as Exhibit 2.1 and are incorporated herein by reference.

Voting and Support Agreements of Certain BOW Shareholders

Concurrently with the execution of the BOW Merger Agreement, each of CapStar and BOW entered into voting and support agreements (the “BOW Voting and Support Agreements”) with all the directors of BOW (in their capacities as shareholders of BOW), in which each such person agreed, on the terms and subject to the conditions set forth therein, to vote the shares of BOW Common Stock beneficially owned by him or her in favor of the BOW Merger Agreement and against any proposal made in competition with the BOW Merger, as well as to certain other customary restrictions with respect to the voting and transfer of his or her shares of BOW Common Stock. The foregoing description of the BOW Voting and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the BOW Voting and Support Agreements, a form of which is included as Exhibit A to the BOW Merger Agreement attached hereto as Exhibit 2.2 and is incorporated herein by reference.

*    *    *

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the ability to complete the proposed transactions; the ability to obtain the required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transactions; any statements of expectation or belief; projections related to certain financial metrics or other benefits of the proposed transactions; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “will,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond CapStar’s control. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that CapStar anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in CapStar’s Annual Report on Form 10-K for the year ended December 31, 2018 and those disclosed in CapStar’s other periodic reports filed with the SEC, as well as the possibility that expected benefits of the proposed transactions may not materialize in the time frame expected or at all, or may be more costly to achieve; the proposed transactions may not be timely completed, if at all; that prior to the completion of the proposed transactions or thereafter, CapStar’s, FCB’s and BOW’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transactions; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees or other constituents to the proposed transactions; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 will be, considered representative, no such lists should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, CapStar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements speak only as of the date they are made. CapStar does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Important Additional Information and Where to Find It

In connection with the proposed transactions, CapStar will file with the SEC a registration statement on Form S-4 to register the shares of CapStar Common Stock to be issued in connection with the proposed transactions. The registration statement will include a proxy statements/prospectus, which will be sent to the shareholders of FCB and BOW seeking their approval of the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENTS/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPSTAR, FCB, BOW AND THE PROPOSED TRANSACTIONS.

When filed, this document and other documents relating to the proposed transactions filed by CapStar with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing CapStar’s website at https://ir.capstarbank.com/ under the tab “Financials & Filings.” Alternatively, these documents, when available, can be obtained free of charge from CapStar upon written request to CapStar Financial Holdings, Inc., 1201 Demonbreun Street, Suite 700, Nashville, Tennessee 37203, Attention: Investor Relations or by calling (615) 732-6455.

ITEM 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of January 23, 2020, by and between CapStar Financial Holdings, Inc. and FCB Corporation*

2.2	Plan of Bank Merger, dated as of January 23, 2020, by and among CapStar Financial Holdings, Inc., CapStar Bank and The Bank of Waynesboro*

*

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPSTAR FINANCIAL HOLDINGS, INC.

	By:	/s/ Robert B. Anderson
	Name:	Robert B. Anderson
Date: January 29, 2020	Title:	Chief Financial Officer and Chief Administrative Officer